April 2, 2008

Securities and Exchange Commission

5670 Wilshire Blvd, 11th Floor

Los Angeles, CA 90036

Re: Aero Performance Products, Inc. (f/k/a Franchise Capital Corporation)

Please accept the following responses to your comment letter dated January 14, 2008.

In response to the Commissions letter, Registrant has filed an Amended Form 8-K/A dated April 2, 2008 and incorporating the changes discussed herein.

1.

Registrant notes the Commission’s opinion that the share exchange between Aero Exhaust and Franchise Capital Corporation more accurately reflects a reverse merger and therefore should be treated as a capital transaction.  All future financial statement filings wherein the equity statement of the Issuer are involved will reflect the capital structure of Aero Exhaust (adjusted to reflect the exchange ratio) with the shares retained by Franchise Capital Shareholders being reflected as an issuance of new shares on the date of the share exchange.  The pro-forma financial statements included in the revised Form 8-K/A reflect this accounting treatment where appropriate.

2.

The pro-forma financial statements filed with the revised Form 8-K/A are presented in columnar format showing the adjustments made resulting from the merger.  Further, footnote disclosure discussing the adjustments has been added.  Registrant believes that Rule 3-10(d)(2) and Note 2 of Item 310 of Regulation S-B have been complied with in the revised pro-forma presentation.

3.

The pro-forma financial statements presented in Form 8-K/A have been revised to remove Goodwill and Impairment of Goodwill previously recorded on the merger transaction.

4.

Registrant’s commission file number has been corrected on Form 8-K/A and will be noted for future filings.

In addition, the Company wishes to acknowledge that i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing, ii) staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing, iii) and the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

            /s/ Bryan Hunsaker
            Bryan Hunsaker

Chief Executive Officer